Exhibit 99.1

Mr. Robinson is the beneficial owner of 3,993,779 shares of Common Stock.

Directly held shares includes 742,608 shares of Common Stock and 890,904 shares of Common Stock, which are receivable upon conversion of 890,904 shares of Class A Stock, par value $.01 per share,owned by Richard Robinson.

Indirectly held shares include: shares owned by (i) the Trust under the Will of Maurice R. Robinson
(the "Maurice R. Robinson Trust"), as follows: (a) 1,183,092 shares of Common Stock and (b) 648,620 shares of Common Stock which are receivable upon conversion of 648,620 shares of Class A Stock, par value $.01
per share; and (ii) the Trust under the Will of Florence L.
Robinson (the "Florence L. Robinson Trust"), as follows: (a) 350,000 shares of Common Stock and (b) 116,676 shares of Common Stock which are receivable upon conversion of 116,676 shares of Class A Stock, par value $.01 share. Richard Robinson is one of six trustees of the Maurice R. Robinson Trust, and one of two trustees of the Florence L. Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class A Stock owned by the two trusts, respectively. The shares of Class A Stock are convertible into shares of Common Stock, at any time at the option of the holder thereof, on a share-for-share basis; Also includes 48,820 shares of Common Stock beneficially owned by his sons for which Mr. Robinson is deemed the beneficial owner and 13,059 shares held in the Scholastic 401(k) Savings and Retirement Plan.